Mr. Mark S. Webb

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Yadkin Valley Financial Corporation

Registration Statement on Form S-3

Filed November 20, 2012

File No. 333-185058

Dear Mr. Webb:

This letter is provided on behalf of Yadkin Valley Financial Corporation (the “Company,” “Yadkin,” “we,” or “our”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) dated November 26, 2012 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”) filed November 20, 2012, File No. 333-185058. This letter is being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Commission’s comments below, followed by the corresponding responses of Yadkin.

Comment Letter dated November 26, 2012

Registration Statement on Form S-3

General

1.	It does not appear that you are eligible to use Form S-3 for the registration of the securities at this time, pursuant to General Instructions I.A.5.(a) and I.B of Form S-3. Please provide your analysis as to how you determined that you are eligible to use this form or re-file the offering in a registration statement on Form S-1.

Response to Comment 1:

As of the date of filing the Form S-3, November 20, 2012, we believe the Company was compliant with both the Registrant and Transaction requirements of Form S-3 for the following reasons.

General Instruction I.A.5.(a)

Pursuant to bank regulatory restrictions, the Company’s Board of Directors did not declare dividends for the Series T and Series T-ACB Preferred Stock for the first two quarters of 2012, but did accrue the dividends on the Company’s financial statements as a result of the cumulative feature of the Series T and Series T-ACB Preferred Stock. Upon receipt of regulatory approval to make dividend

Mr. Mark Webb

Securities and Exchange Commission

payments on the Series T and Series T-ACB Preferred Stock, the Board of Directors declared, and authorized payment of, all accrued dividends on the Series T and Series T-ACB Preferred Stock on August 8, 2012. The Company filed a Form 8-K under Item 8.01 to announce that it had paid all accrued dividends on the Company’s Series T and Series T-ACB on August 8, 2012. In addition, the payment of all accrued dividends on the Company’s Series T and Series T-ACB Preferred Stock is reflected in the Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2012.

General Instruction I.A.5.(a) states that “[n]either the registrant nor any of its consolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to the Section 13(a) or Section 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock.” The Company satisfies this condition because there were no accrued and unpaid dividends on any of the Company’s cumulative preferred stock as of the date of filing of the Form S-3. The Company did not “fail to pay any dividend” on the Series T and Series T-ACB Preferred Stock because dividends had not been declared by the Board of Directors and therefore were not due pursuant to the Articles of Amendment for the Series T and Series T-ACB Preferred Stock until August 2012 and then were promptly paid in full thereafter, prior to the date of the filing of the Form S-3.

This position is supported by Compliance and Disclosure Interpretation (“CDI”) Number 115.09, which states that “[a] declared and unpaid dividend on preferred stock, however, would disqualify the issuer from using Form S-3, as would the existence of accrued and unpaid dividends on cumulative preferred stock.” Neither General Instruction I.A.5.(a) nor CDI Number 115.09 modifies the requirement with “on a timely basis” or similar language as found in General Instruction I.A.3.(b) with respect to the requirement that all reports be filed “in a timely manner.” CDI Number 115.09 does not state that if at some time in the past year a company has had accrued and unpaid dividends on cumulative preferred stock that the company is ineligible to use Form S-3 until the following year. Rather, CDI Number 115.09 focuses on the current existence of accrued and unpaid dividends on cumulative preferred stock. The Company meets this test. As of the date of the date of filing of the Form S-3, there were no accrued and unpaid dividends on any of the Company’s cumulative preferred stock.

By analogy, CDI Number 115.13 also supports our position. CDI Number 115.13 states that a prospective default on indebtedness does not occur if the lender waives payment in advance of the due date. In this situation, the issuer remains eligible to use Form S-3. Likewise, there is not a failure to pay a dividend on preferred stock – and no need even to request a waiver – because a dividend is not due until the dividend is declared by the board of directors. It would be illogical to permit an issuer to remain S-3 eligible by obtaining a waiver under a loan agreement to avoid making a payment that would have been due and would have otherwise resulted in a default but not permit an issuer to remain S-3 eligible for failure to obtain a waiver under the articles for the preferred stock to avoid making a dividend payment when such payment has not even become due and no waiver is necessary under the terms of the preferred stock.

General Instruction I.B

The Company is relying on General Instruction I.B.3, “Transactions Involving Secondary Offerings,” in its use of Form S-3 to register the Series A Preferred Stock, the voting common stock and the non-voting common stock. The Company’s reliance on Section I.B.3 of Form S-3 rests with the determination that the resale of the securities issued in the Company’s private placement (the “Transaction”) is considered a “secondary offering.” With regard to the determination of whether the Transaction is a “primary offering” or a “secondary offering,” CDI 214.02 is instructive. As indicated in CDI Number 214.02, “the question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.” CDI Number 214.02 provides guidance with respect to the aforementioned factual analysis:

Mr. Mark Webb

Securities and Exchange Commission

“Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Transaction consisted of two parts: (i) the Company issued 45,000 shares of Series A Preferred Stock, which are convertible into shares of voting common stock upon receipt of shareholder approval of the conversion (the “PIPE Transaction”), and (ii) the Company entered into a share exchange agreement with certain shareholders that own certain of the Series T and Series T-ACB Preferred Stock to exchange such stock with shares of voting common stock and non-voting common stock (the “Share Exchange”). The Series T and Series T-ACB Preferred Stock have been outstanding for over three years. The Share Exchange is clearly not a primary offering of securities by the Company. All of the investors in the PIPE Transaction, identified as the selling shareholders in the Form S-3, are institutional investors with, prior to the private placement, no affiliation and/or relationship to the Company (other than equity ownership) with the exception of certain directors and executive officers that purchased in the aggregate 1.26% of the securities in the PIPE Transaction. Further, none of the selling shareholders that participated in the PIPE Transaction are in the business of underwriting securities. Moreover, the circumstances surrounding the PIPE Transaction in no way indicate that the selling shareholders were acting as a conduit for the Company to distribute the securities to the general market. The PIPE Transaction was based on customary terms and conditions of Private Investment in Public Equity transactions common to the marketplace, including the filing of resale registration statements as soon as practicable after completion of a Private Investment in Public Equity transaction.

In connection with the documentation governing the PIPE Transaction, the selling shareholders all represented and warranted that their respective purchases of equity securities in the Company were being made for investment purposes. The Series A Preferred Stock is also subject to typical transfer restrictions on privately placed securities. Taking the foregoing into consideration, when looking at the Transaction at a whole, no circumstances exist that would indicate that the selling shareholders are acting as a conduit for the Company. As a result, this is clearly a secondary offering. Therefore, reliance on Section I.B.3 of Form S-3 is appropriate.

In the alternative, if the Transaction is considered a “Primary Offering by Certain Registrants,” then compliance with Section I.B.1 of Form S-3 would be necessary. As of the date of this correspondence, the Company satisfies all of the Section I.B.1 requirements except the requirement that the aggregate market value of the voting and non-voting common equity held by non-affiliates be $75 million or more. At the time of filing of the Form S-3, the Company had issued 45,000 shares of its Series A Preferred Stock which are convertible into 16,071,302 shares of voting common stock, and had entered into a share exchange agreement to exchange shares of its Series T and Series T-ACB Preferred Stock into 5,128,389 shares of voting common stock and 1,965,000 shares of non-voting common stock. At the Company’s upcoming special meeting on December 20, 2012, the Company has asked its shareholders to approve the conversion of the Series A Preferred Stock, the exchange of certain of the Series T and Series T-ACB Preferred Stock, and the creation of non-voting common stock. Shareholder approval will result in automatic conversion of the Series A Preferred Stock and exchange of certain of the Series T and Series T-ACB Preferred Stock on December 26, 2012, which based on the closing price of the Company’s common stock of $3.11 on November 20, 2012, would result in a public float of approximately $121.3 million. The Company intends to file a pre-effective amendment to the Form S-3 reflecting not only such approvals, but also the conversion of all of the Series A Preferred Stock into voting common stock and the exchange of certain of the Series T and Series T-ACB Preferred Stock with shares of voting common stock and non-voting common stock. Since the Company will have a public float in excess of $75 million

Mr. Mark Webb

Securities and Exchange Commission

at the time the registration statement would go effective, which would be no earlier than December 26, 2012, the issue of a secondary versus primary offering will be moot.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments related to our responses, please contact me at (336) 768-1161 or Nikki Lee of Nelson Mullins Riley & Scarborough LLP at (864) 250-2367.

Sincerely,

/s/ Jan H. Hollar
Jan H. Hollar Chief Financial Officer (Principal Accounting Officer)

cc:	Neil Grayson, Nelson Mullins Riley & Scarborough LLP

Nikki Lee, Nelson Mullins Riley & Scarborough LLP